EXHIBIT 99.1

CAPITALISATION
The following table shows the capitalisation and indebtedness of Lloyds Banking Group plc together with its subsidiaries (the Group) on a consolidated basis as at 31 March 2025. In accordance with IFRS, certain preference shares are classified as debt and are included in subordinated liabilities in the table below.

Capitalisation	At 31 Mar 2025 £m

Equity
Ordinary shareholders’ equity	40,680
Other equity instruments	6,945
Non-controlling interests	175
Total equity	47,800

Indebtedness
Subordinated liabilities	9,446
Debt securities
Debt securities in issue at amortised cost	67,823
Liabilities designated at fair value through profit or loss	4,540
Total debt securities	72,363
Total indebtedness	81,809

Total capitalisation and indebtedness	129,609
Excluding indebtedness issued under government-guaranteed funding programmes, none of the indebtedness set forth above is guaranteed by persons other than members of the Group. As of 31 March 2025, all indebtedness was unsecured except for £14.7 billion of securitisation notes and covered bonds and £1.0 billion of debt securities issued by the Group’s asset-backed conduits.
On 1 April 2025, EUR 1.5 billion debt securities were redeemed. There have been no issuances of debt securities since 31 March 2025.
On 22 April 2025, £273 million of subordinated liabilities matured. There have been no issuances of subordinated liabilities since 31 March 2025.
There have been no issuances or redemptions of other equity instruments since 31 March 2025.
There has been no material change in the information set forth in the table above since 31 March 2025.